EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three Months ended March 31, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$7,578
Fixed charges:
Interest expense	1,852
One-third of rents, net of income from subleases (a)	132
Total fixed charges	1,984
Less: Equity in undistributed income of affiliates	(2)
Income before income tax expense and fixed charges, excluding capitalized interest	$9,560
Fixed charges, as above	$1,984
Preferred stock dividends (pre-tax)	580
Fixed charges including preferred stock dividends	$2,564
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.73
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,564
Add: Interest on deposits	320
Total fixed charges including preferred stock dividends and interest on deposits	$2,884
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,560
Add: Interest on deposits	320
Total income before income tax expense, fixed charges and interest on deposits	$9,880
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.43

(a)	The proportion deemed representative of the interest factor.